UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year December 31, 2003.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to .

Commission file number  1-7598

VARIAN MEDICAL SYSTEMS, INC.

RETIREMENT PLAN

(Full title of the plan)

Varian Medical Systems, Inc.

(Name of issuer of the securities held pursuant to the plan)

3100 Hansen Way

Palo Alto, California 94304-1129

(Address of principal executive offices)

VARIAN MEDICAL SYSTEMS, INC.

RETIREMENT PLAN

Note:                   Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Retirement Committee of Varian Medical Systems, Inc.
Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Varian Medical Systems, Inc. Retirement Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

May 28, 2004

Varian Medical Systems, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2003	2002

Assets
Investments, at fair value (Note 4)	$485,919	$230,364
Contributions receivable:
Participant	526	462
Employer	602	—
Total receivable	1,128	462
Total assets	487,047	230,826
Liabilities
Accrued expenses	88	19
Net assets available for benefits	$486,959	$230,807

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan

Statements of Changes in Net Assets Available for Benefits

(in thousands)

For the Year Ended December 31, 2003

Additions to net assets attributed to:
Net unrealized and realized appreciation in the fair value of investments:
Mutual funds	$73,484
Stock fund	3,153
Total appreciation	76,637
Interest income	3,825
Total investment income	80,462
Contributions:
Participant	11,026
Employer	6,853
Total contributions	17,879
Total additions	98,341
Deductions from net assets attributed to:
Benefits paid to participants	36,040
Administrative expenses	315
Total deductions	36,355
Net increase in net assets prior to transfer	61,986
Transfer of assets from Pension Element	194,166
Net increase in net assets	256,152
Net assets available for benefits:
Beginning of year	230,807
End of year	$486,959

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

1.                                      Description of the Plan

The following brief description of the Varian Medical Systems, Inc. Retirement Plan (the “Plan”), formerly known as Varian Medical Systems, Inc. Retirement Plan-Profit Sharing Element, is provided for general information purposes only.  Participants should refer to the Plan document and the Summary Plan Description/Prospectus for more detailed information.

The Plan was established to provide benefits to those employees of Varian Medical Systems, Inc., formerly Varian Associates, Inc. (the “Company”) who elect to participate.  In 2002, there existed two distinct defined contribution plan elements, the Varian Medical Systems, Inc. Retirement Plan - Pension Element (“Pension Element”) and the Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element (“Profit Sharing Element”).  Effective as of December 31,2002, the Pension Element merged into the Profit Sharing Element and assets of approximately $194,166,000 were transferred from the Pension Element to the Profit Sharing Element on January 2, 2003 (the “Merger”).  In December 2002, the Plan was amended to adopt the necessary changes for the Economic Growth and Tax Relief and Reconciliation Act of 2001 (“EGTRRA”) to change the Plan year-end from September 30 to December 31.  The Plan is intended to comply with the applicable requirements of the Internal Revenue Code ("IRC") and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  Contributions can come from participant before-tax contributions, participant after-tax contributions, Employee Incentive Plan (“EIP”) bonus contributions, Management Incentive Plan (“MIP”) bonus contributions, rollover contributions, Company matching contributions, matching EIP bonus contributions, matching MIP bonus contributions and discretionary Company contributions.  Employees are eligible to join the Plan immediately after they are hired by the Company.

Administration

The Company is the designated administrator of the Plan.  The Company has contracted with Fidelity Institutional Retirement Services Company (“Fidelity”) to maintain the Plan’s individual participant accounts and with Fidelity Management Trust Company (“Fidelity Trust”) to act as the custodian and trustee.  The Company currently pays certain administrative expenses on behalf of the Plan, except for loan fees paid by Plan participants who elect to receive a Plan loan.  Brokerage commissions and other charges incurred in connection with investment transactions are paid from Plan assets.  Prior to January 2, 2003, the investments of the Profit Sharing Element and the Pension Element were maintained in the Varian Associates, Inc. Retirement and Profit Sharing Program Trust (“Master Trust”), a trust established pursuant to a trust agreement between the Company and Fidelity Trust.  Concurrent with the Merger on January 2, 2003, the Master Trust was dissolved and all assets are held by the Plan.

Contributions and Participants’ Accounts

Participants in the Plan may make a minimum contribution of 1% of their base pay (as defined) up to a maximum of 15% of their base pay, subject to statutory annual limitations.  Employees of the Company may elect to have their EIP bonus paid out in cash or deposited directly to their Plan accounts in 10% increments, subject to statutory annual limitations.  All participant contributions may be made on either a before-tax or after-tax basis and are subject to statutory annual limitations and Plan rules.  New Plan participants must complete one year of service before making any after-tax contributions to the Plan.

Upon completion of one year of service with the Company, participants are entitled to receive Company contributions.  The Company’s matching contribution is 100% of participants’ before or after-tax deposits, up to a maximum of 6% of participants’ eligible base pay.  The Company may make a discretionary contribution to the Plan for participants who have completed one year of service and were employed on the last day of the fiscal year or died during the fiscal year.  Participants’ portions of the Company’s discretionary contribution are based on the percentages of their eligible base salary to the total eligible base pay for all employees during the Plan year.  No discretionary Company contributions were made for the year ended December 31, 2003.

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings and charged with an allocation of certain administrative expenses.  Allocations are based on participant earnings or account balances, as defined.

Participants are immediately fully vested in their contributions and Company contributions.

Contributions made to the Plan are allocated among twenty investment funds, including the Varian Medical Systems Stock Fund, offered by the Plan in 1% increments according to the participant’s direction.  Participants may transfer account balances and the investment of their future contributions among these funds.

Participant Loans

Loans are available to participants who are either active employees or on a leave of absence.  Participants are eligible to request a loan from the Plan ranging from $1,000 to the lesser of 50% of the participant’s Plan assets or $50,000.  Loan balances are also subject to certain other limitations as provided by the Plan.  Loan balances are collateralized by the balance in the participant’s account and bear interest at a fixed rate of prime plus 1% at the date requested.  The interest rates on loans outstanding at December 31, 2003 and December 31, 2002 range from 5% to 10.5% and 5.25% to 10.5%, respectively.  Principal and interest are paid ratably through payroll deductions over five years or less.  Upon employment termination, the entire loan balance becomes immediately due and payable.

Payment of Benefits

Upon termination of service on account of death, disability or retirement, a participant or beneficiary may elect to receive either a lump sum amount equal to the value of their account or annual installments over a period of years.

Hardship Distributions

Participants are allowed to withdraw funds from the Plan in case of hardship.  Withdrawals may be made no more than once a month and must be at least $500 (or such lesser amount as is available for withdrawal).

Withdrawals are subject to restrictions as to amount, frequency and intended use of the proceeds.  The normal form of payment is cash.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.                                      Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared utilizing the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements.  Such estimates include those regarding fair value.  Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides participants with various investment options in mutual funds which are invested in a combination of stocks, bonds, fixed income securities and other investment securities.  Investment securities are exposed to various risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Investments

Investments of the Plan are held by Fidelity Trust and are invested in the investment options available in the Plan based solely upon instructions received from Plan participants.

Investments of the Plan and the Master Trust held in money market and mutual funds are valued at fair value as determined by quoted market prices.  Investments held in the Interest Income Fund and the Varian Medical Systems Stock Fund are stated at net asset value, as determined by the investment manager, based on the fair value of the underlying securities.  The carrying amounts of the investments approximate fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Participant loans are valued at cost which approximates fair value.  The Plan and the Master Trust present in its investment income (loss) the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

Payment of Benefits

Benefits are recorded when paid.

3.                                      Income Taxes

The Plan obtained its current determination letter on December 4, 2001, in which the Internal Revenue Service stated that the Plan design is in compliance with the applicable requirements of the IRC.  The Plan has been subsequently amended; however, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and is exempt from tax.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                                      Investments

The Master Trust consisted of the assets of the Profit Sharing Element and the Pension Element.  Each participating element had a specific interest in the Master Trust.  Investment income and administrative expenses relating to the Master Trust were allocated to the individual elements based upon participant balances.

A summary of the net assets available for benefits of the Master Trust and significant Master Trust investments at December 31, 2002 is as follows:

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002

(in thousands)

	December 31, 2002
	Pension Element	Profit Sharing Element	Total

Assets
Master Trust investments:
Mutual funds	$169,135	$200,168	$369,303
Money market funds	19,833	24,089	43,922
Stock fund	2,473	4,171	6,644
Participant loans	75	1,936	2,011
Total Master Trust investments	191,516	230,364	421,880
Receivables:
Company contributions	254	—	254
Participant contributions	35	462	497
Total receivables	289	462	751
Total assets	191,805	230,826	422,631

Liabilities
Accrued expenses	(16)	(19)	(35)
Total liabilities	(16)	(19)	(35)

Net assets available for benefits	$191,789	$230,807	$422,596
Element’s participating interest	45%	55%	100%

The following table presents investments in excess of 5% of net assets were as follows:

	December 31, 2003	December 31, 2002
	(in thousands)
Fidelity Growth Company Fund	$101,076	$68,137
Fidelity Growth and Income Portfolio	$63,834	$56,867
Fidelity Balanced Fund	$43,721	$32,274
Fidelity Retirement Money Market Portfolio	$33,379	$43,923
Spartan U.S. Equity Index Portfolio	$62,860	$50,417
Interest Income Fund	$108,616	$120,454

5.                                      Party-In-Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest up to 25% of their contributions in the Varian Medical Systems Stock Fund.  Investments in the Company’s common stock at December 31, 2003 and December 31, 2002 consisted of 405,260 shares and 326,246 shares, with fair market values of $12,111,872 and $6,482,000 respectively.  The Varian Medical Systems Stock Fund invests primarily in the Company’s common stock. The remainder of the Varian Medical Systems Stock Fund, approximately $233,000 and $161,000 at December 31, 2003 and December 31, 2002, respectively, is invested in the Fidelity Institutional Cash Portfolio Money Market to allow for timely handling of exchanges, withdrawals, and distributions.

Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity, and therefore these transactions qualify as party-in-interest.  Any purchases and sales of these funds are open market transactions at fair market value.  Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.  Administrative fees paid by the Plan to Fidelity for the year ended December 31, 2003 were $315,000

Varian Medical Systems, Inc. Retirement Plan

Schedule H, Item 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2003

(a) Identity of Issuer		(b) Description of Investment	(c) Shares, Units Principal Amount	(d) Current Value

*	Fidelity Intermediate Bond Pool	Common/Collective Trust	50,439,959	$108,615,895
	VMS Company Stock	Common Stock	405,260	12,111,872
*	Fidelity Puritan	Mutual Fund	238,319	4,401,750
*	Fidelity Equity Inc.	Mutual Fund	103,586	5,153,418
*	Fidelity Growth Company	Mutual Fund	2,018,700	101,076,324
*	Fidelity Growth & Income Portfolio	Mutual Fund	1,791,585	63,834,177
*	Fidelity Balanced	Mutual Fund	2,610,182	43,720,553
*	Fidelity Blue Chip	Mutual Fund	55,120	2,184,397
*	Fidelity Worldwide	Mutual Fund	292,694	4,791,398
*	Fidelity Divers INTL	Mutual Fund	204,076	4,922,307
*	Fidelity Freedom Income	Mutual Fund	140,181	1,554,607
*	Fidelity Freedom 2010	Mutual Fund	144,085	1,875,992
*	Fidelity Freedom 2020	Mutual Fund	232,198	3,023,215
*	Fidelity Freedom 2030	Mutual Fund	137,318	1,778,271
	Spartan US Equity Index Portfolio	Mutual Fund	1,595,029	62,860,106
*	Fidelity Freedom 2040	Mutual Fund	70,679	534,336
	PIMCO Total Return ADM	Mutual Fund	919,554	9,848,419
	Franklin Small-Mid Cap Growth	Mutual Fund	138,202	4,176,473
	NB Genesis Trust	Mutual Fund	370,206	13,708,745
*	Fidelity Retirement Money Market Portfolio	Money Market	33,378,775	33,378,775

	Participant Loans	Range of interest from 5% - 10.5%		2,368,044

				$485,919,074

*Party-in-interest

Information certified as complete and accurate by

Fidelity Investments, custodian.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

VARIAN MEDICAL SYSTEMS INC. RETIREMENT PLAN

By:	Varian Medical Systems, Inc.

By:	/s/ Wendy S. Reitherman
Wendy S. Reitherman
Vice President, Human Resources

Date: July 2, 2004

EXHIBIT INDEX

Number	Description

23.1	Consent of Independent Registered Public Accounting Firm